Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	leslie.marlow@blankrome.com

September 2, 2022

VIA EDGAR

United States Securities
     and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius

Re:	Cadrenal Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 23, 2022
CIK No. 0001937993

Dear Mr. Haguis:

On behalf of our client, Cadrenal Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 30, 2022 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Revised Registration Statement No. 1”). We are concurrently submitting via EDGAR a further revised draft of the Draft Registration Statement (“Revised Registration Statement No. 2”).

Set forth below are the comments from the Comment Letter. For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following the comment is the Company’s response to that comment in bold, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 2 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement No. 2.

United States Securities

     and Exchange Commission

September 2, 2022

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 23, 2022

Risk Factors

Risks Related to Ownership of Our Common Stock

Our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share …, page 45

1.	We note your revised disclosure in response to comment 10, including your disclosure that pursuant to an Amended Asset Purchase Agreement with HESP LLC (the “Amendment”) you plan to issue shares of your common stock at a 40% discount to the initial public offering price in lieu of $1.8 million in milestone payments. Please update this risk factor or include an additional risk factor disclosure discussing the potential dilutive impact of the potential share issuance under the Amendment.

Response: We have revised the risk factor to disclose the potential dilutive impact of the potential share issuance under the Amendment.

Market Opportunity, page 81

2.	We note your response to comment 18, including your revised disclosure on page 81, and reissue in part. Please revise to the [sic] remove the attribution to an unidentified third-party or revise your filing to identify such third-party and file a consent from such third-party. Please see Securities Act Rule 436.

Response: We have revised our disclosure to remove the attribution to an unidentified third-party.

Data Exclusivity, page 84

3.	We note your disclosure that “[u]pon approval of tecarfarin by the FDA, [you] will receive five years of data exclusivity for [y]our tecarfarin NDA.” Please balance your disclosure here to clarify that tecarfarin may not be approved by the FDA. In addition, please update your disclosure to discuss the type of exclusivity you believe tecarfarin may be afforded and balance your disclosure to clearly state that the FDA may disagree with your belief or otherwise advise.

Response: We have revised our disclosure to clarify that tecarfarin may not be approved by the FDA and to disclose the type of exclusivity that tecarfarin may be afforded and that the FDA may not grant such exclusivity.

Certain Relationships and Related Party Transactions, page 105

4.	We note your response to comment 24. Please file the convertible promissory note with John Murphy dated March 1, 2022 as an exhibit to the registration statement. We note the exhibit previously filed as Exhibit 4.3 appears to be a Form of Convertible Note dated March 1, 2022.

Response: We have filed the Convertible Promissory Note with John Murphy dated March 1, 2022 as Exhibit 4.3 to the Revised Registration Statement No. 2.

United States Securities

     and Exchange Commission

September 2, 2022

Principal Stockholders, page 107

5.	Please identify in a footnote to the table all natural persons who have voting and/or investment power over the shares held by HESP LLC.

Response: We have added a footnote to the table to disclose all natural persons who have voting and/or investment power over the shares held by HESP LLC.

Financial Statements

Notes to Financial Statements

Note 12. Subsequent Events, page F-17

6.	Please respond to the following comments with regard to your subsequent events:

●	Disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to ASC 855-10-50-1

●	Disclose the August 8, 2022 and August 18, 2022 stock option grants awarded to your Acting Chief Medical Officer discussed on pages 100 and 105

●	Disclose here or in your MD&A the expected accounting for the elements of your equity based instrument awards, the July 2022 Notes and the amendment of the Asset Purchase Agreement.

●	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response: We have revised our disclosure to disclose: i) the date through which subsequent events have been evaluated and the nature of the date; ii) the stock option grants awarded to our Acting Chief Medical Officer; and (iii) the expected accounting for the elements of our equity-based instrument awards in our MD&A and the expected accounting for the July and August 2022 Notes and the amendment of the Asset Purchase Agreement in Note 12. We have also revised the disclosure on page 100 of Revised Registration Statement No. 2. to correct the disclosure regarding the date that our Acting Chief Medical Officer was awarded the stock option grant. Further, we intend to consult with the Staff as soon as practical with regard to how to submit our response with regard the fair value of the common stock underlying our equity issuances.

* * *

United States Securities

     and Exchange Commission

September 2, 2022

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Hank Gracin at (212) 885-5362.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Quang Pham
Chief Executive Officer, Cadrenal Therapeutics, Inc.

Hank Gracin, Esq.
Blank Rome LLP